Mail Stop 4561

April 2, 2008

VIA USMAIL and FAX (617) 624 - 8999

Mr. Marc N. Teal
Principal Financial Officer
Boston Capital Tax Credit Fund II, L.P.
One Boston Place, Suite 2100
Boston, Massachusetts 02108

     Re: **Boston Capital Tax Credit Fund II, L.P.**
           Form 10-K for the year ended 3/31/2007
           Filed on 7/16/2007
           File No. 000-19443

Dear Mr. Marc N. Teal:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Linda Van Doorn
               Senior Assistant Chief Accountant